FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by Knight-Swift Transportation Holdings Inc. Pursuant to 17 C.F.R. § 200.83. This letter omits confidential information included in an unredacted version of this letter, which was delivered to the Division of Corporation Finance of the Securities and Exchange Commission. The omission of confidential information is denoted by “[**]” from the text of this version of such letter.

July 10, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC. PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Jennifer O’Brien
Mr. Ethan Horowitz

Re:	Knight-Swift Transportation Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Response letter dated June 18, 2020
File No. 001-35007

Ladies and Gentlemen:

This letter is being furnished on behalf of Knight-Swift Transportation Holdings Inc. (the “Company”) in response to comments received from the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) dated June 29, 2020 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2019 and its response letter to the Staff’s previous comments dated June 18, 2020.  For ease of reference, we have reproduced the Staff’s comments in their entirety.

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter marked by “[**]” be maintained in confidence, not made part of any public record, and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-002

Form 10-K for Fiscal Year Ended December 31, 2019
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Segments, page 83

1.
Your response to prior comment 1 states that your operating segments are organized around the types of transportation services provided to your customers and the types of equipment utilized in providing those transportation services. Please tell us why the chief operating decision maker elects to separately analyze the operating performance of each of the operating segments you have identified (i.e., explain why the company is organized in the manner that it is).

Response:

Knight-Swift’s operations are broken down into various business activities, which we identify as our nineteen operating segments.  Organizing our operations in this manner allows us to more efficiently and effectively monitor our business through decentralized reporting and allows us to hold designated segment leaders accountable for the performance of their respective operating segment.  Additionally, we believe this structure provides us the ability to preserve brand value arising from companies acquired through mergers or acquisitions, which continued to operate under their historical brand names.

Our operating segments are structured around the types of transportation service offerings provided to our customers, such as trucking, intermodal and logistics services, as well as the equipment utilized, which may include various types of trailing equipment, such as dry van or temperature-controlled trailers, or rail containers and trailers on flat cars.  In addition, our operating segments may be further distinguished by our respective brands (e.g. Knight, Swift, Abilene and Barr-Nunn).  For example, within our nine trucking-related operating segments, we have four separate dry van operating segments.  Collectively, these four dry van operating segments provide similar transportation services to our customers and utilize similar equipment.  However, we distinguish these separately based on their respective brands, which may have been obtained through either historical acquisitions or the 2017 Merger.  We have continued to maintain these distinct brands following the relevant merger or acquisition, and accordingly, maintain separate operating segments for each brand despite the similarity of the services provided.

In addition to the oversight by our Chairman of the Board, Chief Executive Officer, and Chief Financial Officer, who collectively function as our chief operating decision maker (“CODM”), each operating segment has assigned operating segment leaders that report to our CODM.  The operating segment leaders are responsible for the financial performance within their respective operating segments.  We believe the most effective means to evaluate the financial performance of each operating segment is through the operating segment’s discrete income statements, with the operating segment’s Adjusted Operating Ratio being the overall key financial metric.  Please refer to our response to your Question 3 below related to our use of Adjusted Operating Ratio.  Our CODM utilizes this financial information to evaluate the operating segment as well as the operating segment leaders.  Additionally, a portion of the operating segment leader’s compensation (e.g. bonuses) is determined by the financial performance, specifically the Adjusted Operating Ratio, of the respective operating segment.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-003

Organizing our operating segments in this manner provides our CODM with the necessary information to evaluate and analyze the financial performance of the underlying operations of the Company.  We believe this structure assists the CODM with driving financial accountability throughout the organization.

2.
We note from your response to prior comment 2 that nine of the nineteen operating segments you identified met the criteria in FASB ASC 280-10-50-11 for aggregation into the Trucking reportable segment. Provide us with a more detailed analysis of your consideration of the aggregation criteria. For example, your response states that the nine trucking operating segments provided transportation services to one class / type of customer. Describe in greater detail how the needs of your customers differ and how you meet those needs with your various service offerings. As part of this analysis, tell us whether rate per mile from your customers, the percentage of miles for which you are compensated, and the number of loaded miles you generate with your equipment tend to be consistent for your service offerings.

Response:

As noted in our prior response, we evaluated our nine trucking operating segments for similar qualitative characteristics pursuant to the aggregation criteria within paragraph 280-10-50-11(a) through (e).  To expand on our prior response as it relates to our trucking operating segments, we noted the following similar qualitative characteristics within the focus areas:

•	Nature of Product and Services:
In analyzing the services we provide our customers, we noted our trucking operating segments provide our customers similar service.  This service encompasses the acceptance, planning, pick-up and ultimate delivery of the customer’s shipment order to its final destination.  These collective functions incorporate our core transportation service offering (e.g. transportation services), which is consistent throughout our nine trucking operating segments.

•	Nature of the Production Process:
To facilitate these services, we noted our trucking operating segments utilize similar transportation equipment as well as similar technology to support the movement of the customer’s freight over both irregular (one-way movement) and/or dedicated routes.  The transportation equipment used in the process of moving our customer’s freight is consistent throughout our trucking operating segments.  This includes utilizing power units (tractors) to execute the movement of the customer’s freight hauled within our trailing equipment (trailers).  Depending on the customer’s specification for the product shipped, the trailing equipment may differ (dry van, temperature-controlled or flatbed).  However, the overall process to deliver the customer’s freight is consistent:  pick-up and delivery of the customer’s freight by utilizing the Company’s transportation equipment.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-004
Further, the technology used to support our trucking operating segments is similar.  We believe the comparable technology deployed throughout our trucking operating segments allows them to operate more safely, securely, and efficiently in the execution of the transportation service offering. Substantially all our company-owned tractors are equipped with in-cab communication devices that enable us to communicate with our driving associates, obtain load position updates, manage our fleets and provide our customers with freight visibility.

Based on the consistency in the process to provide transportation services, we concluded the nature of the production process was similar throughout our nine trucking operating segments.

•	Type of Customer:
In analyzing who our transportation services were provided to within our nine trucking operating segments, we noted our customers, in each of our nine trucking operating segments, are typically large full truckload shippers in the retail, food and beverage, consumer products, paper products, transportation and logistics, housing and building, automotive, and manufacturing industries.

Many of these customers have extensive operations, geographically distributed locations, and diverse shipping needs.  Our marketing mission is to be a strategic, efficient transportation capacity partner for our customers by providing truckload solutions customizable to the unique needs of our customers.  We provide these truckload solutions through our suite of services encompassed within our trucking operating segments, including irregular route and dedicated, temperature-controlled, expedited, flatbed, and cross-border services.  Specifically, based on the size of our customers and their varying shipping needs, we noted a single large customer tends to use the multiple types of services throughout our trucking operating segments.  For example, we provided our largest customer transportation service throughout our various trucking operating segments in 2019 based on their diverse shipping needs.  Specifically, this customer utilized our transportation services in all nine of our trucking operating segments during 2019.  Despite the diversity in the industries our customers represent, the commonality is we provide our full truckload shipping customers consistent truckload solutions (e.g. acceptance, planning, pick-up and delivery of their freight) by utilizing our transportation equipment throughout our trucking operating segments.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-005

Our operating strategy for our trucking operating segments is to achieve a high level of asset utilization within a highly disciplined operating system, while maintaining strict controls over cost structure.  We hope to achieve these goals by primarily operating in high-density, predictable freight lanes and attempting to develop and expand our customer base around each of our terminals by providing multiple truckload services in the markets we serve.  In analyzing our customers within our trucking operating segments, we noted the rate per mile we charge our customers tends to vary within these freight lanes (e.g. markets) based on our network balance within the origin and destination markets and not to the industries the customers represent.  While we did note the rate per mile across our trucking operating segments may vary due to the cost of certain trailing equipment utilized, our pricing strategy throughout our trucking operating segments is primarily determined by the markets in which the truckload solution is provided and we strive for parity in operating margins within these markets throughout our trucking operating segments.  Assuming we will incur non-paid empty miles to balance our network, we will adjust our pricing strategy based on the specific market.  For example, the rate per mile we charge a single customer may vary from one market to the next for the same type of freight and transportation equipment utilized.  Specifically, customer freight shipped out of a California market is priced (rate per mile) differently than freight shipped into the same California market due to our network balance and overall industry capacity.  This is regardless of the customer’s industry or the trailing equipment utilized in our trucking operating segments.

Based on our analysis, we noted that the needs of our customer are consistent, which is the truckload solution we provide, regardless of the industry the customer represents, or the trailing equipment utilized.  Our focus is to haul freight in the traffic lanes (e.g. markets) we serve whether it is a retail or food and beverage customer.  Further, our pricing strategy is primarily based on the markets in which we provide these truckload solutions.  As a result of these factors, we concluded our nine trucking operating segments provide transportation services to one class/type of customer, collectively referred to as shippers.

•	Methods Used to Provide Services:
In our analysis, we noted that the process outlined by our trucking operating segments used similar traffic lanes to distribute the customer’s shipping orders.  Specifically, each of our nine trucking operating segments operate primarily in short to medium length of haul traffic lanes.  As such, we concluded that our nine trucking operating segments utilize similar methods to provide transportation services.

•	Regulatory Environment:
As noted in our prior response, our analysis noted in each of our nine trucking operating segments are regulated and licensed by various federal, state and local government agencies in North America, including the United States Department of Transportation, the Federal Motor Carrier Safety Administration, and the United States Department of Homeland Security, among others.  Further, these nine trucking operating segments must comply with enacted government regulations regarding safety, equipment and operating methods.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-006

3.	As it relates to your aggregation of the Trucking reportable segment based on economic characteristics, please respond to the following:
•
Tell us why you believe the Adjusted Operating Ratio, a non-GAAP measure you note measures operating efficiency, is an appropriate indicator of the economic characteristics of your trucking operating segments;

•
Explain how you considered other metrics in analyzing whether the aggregated segments have similar economic characteristics, such as the primary indicators identified in your Form 10-K used to “monitor [y]our revenue and expense performance and efficiency", and;

•
Provide us with the historical quantitative information you reviewed to conclude the nine aggregated operating segments were economically similar and your historical and projected revenues and segment operating income for each of these operating segments. Identify by name the nine operating segments you have aggregated as part of your response.

Response:

First Bullet Point in Question 3:
In response to the first bullet point in Question 3, Adjusted Operating Ratio is calculated as operating expense adjusted primarily for trucking fuel surcharge revenue as a percentage of revenue, excluding trucking fuel surcharge, or the inverse of adjusted operating margin.  To expand on this definition, the primary adjustment as it relates to Adjusted Operating Ratio used to analyze our trucking operating segments is the netting of trucking fuel surcharge revenue against operating expenses, specifically as it relates to our fuel expense.  Fuel expense within our trucking operating segments consist primarily of diesel fuel expense for our company-owned tractors and fuel taxes.  The primary factors affecting our fuel expense are the cost of diesel fuel, the fuel economy of our equipment, and the miles driven by company driving associates.  Our fuel surcharge programs, represented by our trucking fuel surcharge revenue, help to offset increases in fuel prices, but apply only to loaded miles and typically do not offset non-paid empty miles, idle time, and out-of-route miles driven.  Typical fuel surcharge programs involve a computation based on the change in national or regional fuel prices.  Trucking fuel surcharge revenue can be volatile and, as noted above, is primarily dependent upon the cost of fuel, rather than operating expenses unrelated to fuel.  Due to this volatility, primarily as a result of factors outside of the Company’s control, we believe adjusting for the impact of our trucking fuel surcharge within the calculation of Adjusted Operating Ratio provides management a more effective way to assess the trucking operating segments’ operating efficiency, operating margin and their ability to control operating expenses.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-007

As such, Adjusted Operating Ratio is the primary economic indicator we utilize to assess the performance of our trucking operating segments.  Internally, we compare the Adjusted Operating Ratio of each individual trucking operating segment to other trucking operating segments.  Additionally, we compare our Adjusted Operating Ratio to our peers since this metric is widely used within the industry.  To emphasize this point, Adjusted Operating Ratio is the comprehensive, key metric that indicates whether our trucking operations are successful both from a pricing and cost control strategy.

Second Bullet Point in Question 3:
In response to the second bullet point in Question 3, we refer the Staff to the discussion above related to the first bullet point in Question 3 as it relates to Adjusted Operating Ratio.  As indicated, Adjusted Operating Ratio is the primary metric (economic indicator) utilized by the Company to assess the financial performance of our trucking operating segments.  Adjusted Operating Ratio is the key indicator to monitor our revenue and expense performance and efficiency.  We note the other metrics identified within our Form 10-K (e.g. Average Revenue per Tractor, Total Miles per Tractor, Average Length of Haul, Non-paid Empty Miles Percentage) can influence our Adjusted Operating Ratio.  For example, if Adjusted Operating Ratio is deteriorating within a certain trucking operating segment, we will assess whether we need to increase our Average Revenue per Tractor in a particular market and/or control operating expenses due to non-compensated empty miles.  However, we believe the ultimate, comprehensive metric to analyze profitability is Adjusted Operating Ratio.  As such, in analyzing whether the trucking operating segments had similar economic characteristics, the Company focused its analysis exclusively on Adjusted Operating Ratio.

Third Bullet Point in Question 3:
As requested, in Exhibit 1 attached to our responses, we have provided:

•	The historical 2017 and 2018 Adjusted Operating Ratio by trucking operating segment used to review the economic characteristics of the nine trucking operating segments; and
•	The historical 2019 and projected 2020 Adjusted Operating Ratio by trucking operating segment.

Please note we excluded the 2016 historical Adjusted Operating Ratio initially used in our review and instead provided the historical 2019 as well as the projected 2020 Adjusted Operating Ratio.  We believe this updated information will provide additional support for the continued parity of our nine trucking operating segments.  Further, in Exhibit 1 we have included our historical and projected revenues and operating income for our identified nine trucking operating segments.  The 2020 projections provided for Adjusted Operating Ratio, revenues and operating income are our most current updated in the first quarter of 2020.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-008

As indicated in our prior response, the Company observed that certain Swift trucking operating segments’ Adjusted Operating Ratio, particularly the Swift Refrigerated operating segment, historically lagged the comparable Knight trucking operating segments for periods prior to the 2017 Merger.  As a result of the 2017 Merger, it was anticipated that certain benefits and synergies would be gained from the combined company.  Following the 2017 Merger, the leadership of the Company has focused on improving Swift Refrigerated’s Adjusted Operating Ratio through improving the network and controlling operating costs, as well as enhancing the pricing as it relates to the operating segment’s largest customer.  Additional improvements within the Adjusted Operating Ratio for Swift Refrigerated have materialized and we anticipate will continue to materialize through our disciplined analysis of profitable business.  Specifically, since the merger, we have exited refrigerated business inherited through the merger that is either unprofitable or suboptimal and replaced it with profitable business in line with Knight’s historical Adjusted Operating Ratio expectations.   Overall, during the analysis, we noted general improvements within the Adjusted Operating Ratio of Swift Refrigerated since 2017. Further, we have projected continued improvements in its Adjusted Operating Ratio throughout 2020.  Overall, the Company’s future expectations for our trucking operating segments, including our Swift Refrigerated trucking operating segment, is to continue to approach parity in future periods.  Based on this future expectation and pursuant to paragraph 280-10-55-7A, the Company concluded the nine trucking operating segments, including Swift Refrigerated, have similar economic characteristics.

Please note for both historical and projected revenues, we have provided revenue, excluding trucking fuel surcharge, rather than total revenue for the trucking operating segments.  As noted above within the response to the first bullet in Question 3, trucking fuel surcharge revenue, which is separately presented as a component of total revenue within our consolidated statements of comprehensive income, can be volatile and is primarily dependent upon the cost of fuel, rather than operating expenses unrelated to fuel.  Therefore, we believe that revenue, excluding trucking fuel, as presented as a separate component of our total revenue within our consolidated statements of comprehensive income, is a better measure for analyzing year over year comparisons of revenue.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (602) 477-7025.

Sincerely,

/s/ Adam W. Miller
Adam W. Miller
Chief Financial Officer

cc:	Mr. Michael Garnreiter, Audit Committee Chairperson
Mr. Todd Carlson, General Counsel and Secretary
Mr. Brian Wallace, Grant Thornton LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.

U.S. Securities and Exchange Commission
July 10, 2020

CONFIDENTIAL TREATMENT REQUESTED BY KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
PURSUANT TO 17 C.F.R. § 200.83
KNX-009

Exhibit 1
Knight-Swift Transportation Holdings Inc. - Aggregated Trucking Operating Segments
Historical and Projected Quantitative Information
(Dollars in thousands)

Non-GAAP: Adjusted Operating Ratio: (1)
For the year ended December 31,
Trucking Operating Segment	2020 - Projected	2019 - Actual	2018 - Actual	2017 - Proforma (3)
Knight Refrigerated	[**]	[**]	[**]	[**]
Knight Port Services	[**]	[**]	[**]	[**]
Knight Dry Van	[**]	[**]	[**]	[**]
Kold Trucking (4)	[**]	[**]	[**]	[**]
Barr Nunn Trucking	[**]	[**]	[**]	[**]
Abilene Trucking	[**]	[**]	[**]	[**]
Swift Truckload	[**]	[**]	[**]	[**]
Swift Dedicated	[**]	[**]	[**]	[**]
Swift Refrigerated	[**]	[**]	[**]	[**]
Aggregated Trucking	[**]	[**]	[**]	[**]

GAAP: Revenue, excluding trucking fuel surcharge: (2)
For the year ended December 31,
	2020 - Projected		2019- Actual		2018 - Actual		2017 - Proforma (3)
Trucking Operating Segment	Amount	% of Agg. Trucking	Amount	% of Agg. Trucking	Amount	% of Agg. Trucking	Amount	% of Agg. Trucking
Knight Refrigerated	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Knight Port Services	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Knight Dry Van	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Kold Trucking (4)	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Barr Nunn Trucking	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Abilene Trucking	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Swift Truckload	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Swift Dedicated	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Swift Refrigerated	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Aggregated Trucking	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

GAAP: Operating Income:
For the year ended December 31,
	2020 - Projected		2019 - Actual		2018 - Actual		2017 - Proforma (3)
Trucking Operating Segment	Amount	% of Agg. Trucking	Amount	% of Agg. Trucking	Amount	% of Agg. Trucking	Amount	% of Agg. Trucking
Knight Refrigerated	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Knight Port Services	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Knight Dry Van	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Kold Trucking (4)	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Barr Nunn Trucking	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Abilene Trucking	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Swift Truckload	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Swift Dedicated	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Swift Refrigerated	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Aggregated Trucking	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

1 -
Adjusted Operating Ratio represents the primary economic characteristic utilized by our CODM to analyze overall long-term profitability and financial performance of our trucking operating segments.  Pursuant to paragraph 280-10-50-11, the Company reviewed the historical and projected (future prospects) Adjusted Operating Ratios of the trucking operating segments to determine similarities in economic characteristics.  Adjusted Operating Ratio is calculated as operating expense adjusted primarily for trucking fuel surcharge revenue as a percentage of revenue, excluding trucking fuel surcharge, or the inverse of adjusted operating margin.

2 -
Trucking fuel surcharge revenue can be volatile and is primarily dependent upon the cost of fuel, rather than operating expenses unrelated to fuel.  Therefore, we believe that revenue, excluding trucking fuel surcharge, as presented within our consolidated statements of comprehensive income, is a better measure for analyzing year over year comparisons of revenue.  Please note trucking fuel surcharge revenue is separately presented within our consolidated statements of comprehensive income as a component of total revenue.

3 -
At the 2017 Merger, Knight was designated as the accounting acquirer.  Accordingly, Swift's results were included in the consolidated financial statements starting 9/7/2017.  The 2017 Proforma information provided represents the combining of Knight and Swift as if the 2017 Merger was effective 1/1/2017.  This information is utilized by the Company for internal management purposes only.  This proforma information has not been prepared in accordance with the rules of the Securities and Exchange Commission, including Article 11 of Regulation S-X, and therefore does not reflect any of the proforma adjustments that would be required by Article 11 of Regulation S-X.  The proforma information as presented does not purport to indicate the results that would have been obtained had the Swift and Knight businesses been operated together during the full year 2017.

4 -	For the 2020 Projected results noted above, Kold Trucking is included within Knight Refrigerated.

[**]	Confidential information on this page has been omitted and filed separately with the Commission pursuant to a Confidential Treatment Request.